

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 27, 2017

Rishi Varma
President and Secretary
Everett SpinCo, Inc.
3000 Hanover Street
Palo Alto, CA 94304

     Re: Everett SpinCo, Inc.
             Registration Statement on Form 10-12G
             Filed February 14, 2017
             File No. 000-55712

Dear Mr. Varma:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         /s/ Maryse Mills-Apenteng

                                         Maryse Mills-Apenteng
                                         Special Counsel
                                         Office of Information
                                         Technologies and Services

cc: Andrew L. Fabens, Esq.
       Gibson, Dunn & Crutcher LLP